[INVESCO ADVISERS]

June 5, 2012

Via EDGAR

Vince DiStefano
Jeff Long
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:          Invesco Value Municipal Income Trust (IIM) (File No. 333-180582)
Invesco Van Kampen Municipal Trust (VKQ) (File No. 333-180599)
Invesco Municipal Income Opportunities Trust (OIA) (File No. 333-180587)
Invesco Quality Municipal Income Trust (IQI) (File No. 333-180594)
Invesco Van Kampen High Income Trust II (VLT) (File No. 333-180591)
Invesco Van Kampen California Value Municipal Income Trust (VCV) (File No. 333-
180598)
Invesco Van Kampen Municipal Opportunity Trust (VMO) (File No. 333-180596)
Invesco Van Kampen Trust for Investment Grade New York Municipals (VTN) (File No.
333-180595)

Dear Messrs. DiStefano and Long:

On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on May 29, 2012 and May 30, 2012, with regard to Pre-Effective Amendment No. 1 to the Registrants’ Registration Statements on Form N-14 8C (the “N-14s”) filed with the U.S. Securities and Exchange Commission (“SEC”) on May 15, 2012, relating to the mergers of certain other closed-end Invesco Funds (the “Target Funds”) with and into one of the Registrants (as such, the “Acquiring Funds” and, together with the Target Funds, the “Funds”).

For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment.  Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to the N-14s.  Capitalized terms not otherwise defined in this letter are used as defined in the N-14s.

1.	Comment: In the Invesco Value Municipal Income Trust (IIM) N-14, please clarify that footnote (a) to the expense table applies to all Target Funds.

Response:  The Registrant will make the requested revision.

2.
Comment:  In the Invesco Value Municipal Income Trust (IIM) N-14, please explain whether a fee waiver applies if the merger with IMS is the only merger approved.  Please also explain whether a fee waiver applies if the merger with IMT is the only merger approved.

Response: The Registrants will revise footnote (j) to the expense table to identify the fee waiver that would apply if the merger with IMS or IMT is the only merger approved.

3.
Comment:  In the Invesco Value Municipal Income Trust (IIM) N-14, consider whether additional disclosure should be added to footnote (h) to the “Interest and Related Expenses” line item of the expense table to explain why “Interest and Related Expenses” of the Target Funds are different than those disclosed in the Target Funds’ February 29, 2012 annual reports.

Response: The following disclosure will be added to footnote (h): “Interest and Related Expenses reflect the interest and other costs associated with the issuance of Variable Rate Muni Term Preferred Shares, which occurred after February 29, 2012, the Fund’s most recent fiscal year end.”

4.
Comment:  In the Invesco Van Kampen High Income Trust II (VLT) N-14, the Acquiring Fund’s current expense ratio is approximately 40 basis points lower than the expense ratio in the Acquiring Fund’s February 29, 2012 annual report.  Please explain the reason for the lower expense ratio.

Response: The expense table in the VLT N-14 reflects a reduction in litigation-related expenses that is expected to occur during the current fiscal year.

5.	Comment: In the Invesco Van Kampen High Income Trust II (VLT) N-14, it appears that the fee waiver should be 29 basis points instead of 25 basis points given the expense cap. Please explain.

Response:  Subsequent to filing the N-14s, the Registrant’s discovered that the pro forma expense limit for VLT should have been 1.10% instead of 1.07%.  The footnote will be adjusted accordingly.  The one (1) basis point difference between the fee waiver shown and the expense cap is due to litigation expenses (included in Other Expenses), which, in addition to interest expenses, are excluded from the expense cap.

6.
Comment:  In the pro forma narrative for Invesco Van Kampen Municipal Trust (VKQ) N-14, it appears that footnotes 3 and 5 to the pro forma adjustments should be reversed. Please confirm and revise accordingly.

Response:  The Registrant will make the requested revision.

7.
Comment:  Under “What effect will a Redomestication have on me as a shareholder?,” make more prominent the disclosure that shareholders will experience diminution of control under the Delaware statutory trust.

Response: The Registrants will make the requested change and include in the first paragraph of this section disclosure regarding the diminution of control under the Delaware statutory trust.

8.
Comment:In the Invesco Van Kampen Municipal Trust (VKQ) N-14, confirm whether the tax-equivalent yield referenced in the “Board Considerations” section was calculated to reflect adjustments for state tax.

Response:  The Registrant (VKQ) confirms that the tax-equivalent yield referenced in the Board Considerations was calculated to reflect adjustments for state tax.

In connection with the Registrants’ responses to the SEC Staff’s comments on the N-14s, as requested by the Staff, the Registrants acknowledge that:  (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at 630-684-6927 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Melissa Nguyen
Melissa Nguyen
Counsel